UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

POLYCOM, INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Common Stock, Par Value $0.0005 Per Share

(Title of Class of Securities)

73172K104

(CUSIP Number of Class of Securities)

Sayed M. Darwish

Chief Legal Officer and Executive Vice President, Corporate Development

Polycom, Inc.

6001 America Center Drive

San Jose, California 95002

(408) 586-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Mark A. Bertelsen

Jose F. Macias

Michael A. Occhiolini

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$250,000,000	$34,100
*	Calculated solely for purposes of determining the filing fee. This amount is based upon the offer to purchase up to $250,000,000 in value of shares of common stock of Polycom, Inc. at a price not greater than $11.50 and not less $10.00 per share in cash.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $136.40 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to the offer by Polycom, Inc., a Delaware corporation (“Polycom” or the “Company) to purchase, up to $250 million in value of shares of its common stock, par value $0.0005 per share (the “Shares”), at a price not greater than $11.50 nor less than $10.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 13, 2013 (the “Offer to Purchase”) and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the section captioned “Summary Term Sheet” in the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the subject company is Polycom, Inc., a Delaware corporation. The Company’s principal executive offices are located at 6001 America Center Drive, San Jose, California 95002. The Company’s phone number is (408) 586-6000. The information set forth in Section 10 (“Certain Information Concerning the Company”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities. The information set forth in the section of the Offer to Purchase captioned “Introduction” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the section captioned “Introduction” in the Offer to Purchase is incorporated herein by reference. Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The name of the filing person is Polycom, Inc., a Delaware corporation. The information set forth in Item 2(a) above is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Introduction,”

•	“Summary Term Sheet,”

•	Section 1 (“Number of Shares; Purchase Price; Proration”),

•	Section 2 (“Purpose of the Offer; Certain Effects of the Offer”),

•	Section 3 (“Procedures for Tendering Shares”),

•	Section 4 (“Withdrawal Rights”),

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”),

•	Section 6 (“Conditional Tender of Shares”),

•	Section 7 (“Conditions of the Offer”),

•	Section 9 (“Source and Amount of Funds”),

•	Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”),

•	Section 13 (“Certain U.S. Federal Income Tax Consequences”),

•	Section 14 (“Extension of the Offer; Termination; Amendment”), and

•	Section 16 (“Miscellaneous”).

(b) Purchases. The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c) Plans. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitation or Recommendation. The information set forth in Section 15 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

(a)-(b) Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 10 (“Certain Information Concerning the Company”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Section 12 (“Certain Legal Matters; Regulatory Approvals”) in the Offer to Purchase is incorporated herein by reference.

(b) Other Material Information. The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated herein by reference.

Item 12.	Exhibits.

See the Exhibit Index immediately following the signature page.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2013

POLYCOM, INC.

By:	/s/ Sayed M. Darwish

Name:	Sayed M. Darwish
Title:	Chief Legal Officer, Executive Vice President of Corporate Development and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated September 13, 2013

(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9)

(a)(1)(iii)	Notice of Guaranteed Delivery

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees

(a)(5)(i)	Pre-commencement press release (which is incorporated herein by reference to the Company’s Schedule TO-C filed with the SEC on September 11, 2013)

(a)(5)(ii)	Press Release announcing the commencement of the Offer, dated September 13, 2013

(a)(5)(iii)**	Advertisement announcing the commencement of the Offer

(a)(5)(iv)	Employee communication issued on September 13, 2013

(b)(i)

Credit Agreement, dated September 13, 2013, by and among Polycom, Inc., the guarantors from time to time party thereto and Morgan Stanley Senior Funding, Inc., as Administrative Agent and Collateral Agent (which is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on September 13, 2013)

(d)(1)(i)	Polycom, Inc. 2005 Employee Stock Purchase Plan, as amended (which is incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the Commission on June 2, 2011)

(d)(1)(ii)	Summary of Arrangement between the Company and its Senior Executive Officers (which is incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 3, 2003)

(d)(1)(iii)	Polycom, Inc. 2004 Equity Incentive Plan (May 27, 2010 Restatement) (which is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on June 2, 2010)

(d)(1)(iv)	Form of Non-employee Director Nonqualified Stock Option Agreement (which is incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on October 29, 2004)

(d)(1)(v)	Form of Non-officer Employee Stock Option Agreement (which is incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on October 29, 2004)

(d)(1)(vi)	Form of Officer Stock Option Agreement (which is incorporated herein by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on October 29, 2004)

(d)(1)(vii)	Performance Bonus Plan, as amended (which is incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 8-K filed with the Commission on May 25, 2012)

(d)(1)(viii)	Polycom, Inc. Management Bonus Plan, as amended (which is incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K filed with the Commission on February 29, 2008)

(d)(1)(ix)	Form of Performance Share Agreement for Officers (which is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on February 26, 2009)

(d)(1)(x)	Form of Performance Share Agreement for Non-Officers (which is incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Commission on February 26, 2009)

Exhibit No.	Description

(d)(1)(xi)	Form of Restricted Stock Unit Agreement for Officers (which is incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Commission on February 26, 2009)

(d)(1)(xii)	Form of Restricted Stock Unit Agreement for Non-Officers (which is incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Commission on February 26, 2009)

(d)(1)(xiii)	Form of Amended Change of Control Severance Agreement (which is incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Commission on December 22, 2008)

(d)(1)(xiv)	Form of Performance Share Agreement for Officers (which is incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Commission on February 9, 2010)

(d)(1)(xv)	Form of Performance Share Agreement for Non-Officers (which is incorporated herein by reference to Exhibit 10.51 to the Company’s Annual Report on Form 10-K filed with the Commission on February 19, 2010)

(d)(1)(xvi)	Form of Performance Share Agreement for Non-Officers (which is incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 4, 2010)

(d)(1)(xvii)	Polycom, Inc. Executive Severance Plan and Summary Plan Description, as amended and restated effective January 31, 2013 (which is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on February 6, 2013)

(d)(1)(xviii)	Form of Performance Share Agreement for Officers (which is incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on April 28, 2011)

(d)(1)(xix)	Form of Performance Share Agreement for Non-Officers (which is incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on April 28, 2011)

(d)(1)(xx)	Polycom, Inc. 2011 Equity Incentive Plan (which is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on June 2, 2011)

(d)(1)(xxi)	Form of Performance Share Agreement for Officers (which is incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on October 31, 2011)

(d)(1)(xxii)	Form of Performance Share Agreement for Non-Officers (which is incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on October 31, 2011)

(d)(1)(xxiii)	Form of Restricted Stock Unit Agreement for Officers (which is incorporated herein by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on October 31, 2011)

(d)(1)(xxiv)	Form of Restricted Stock Unit Agreement for Non-Officers (which is incorporated herein by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on October 31, 2011)

(d)(1)(xxv)	Form of Restricted Stock Unit Agreement for Non-Employee Directors (which is incorporated herein by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on October 31, 2011)

Exhibit No.	Description

(d)(1)(xxvi)	Offer Letter with Eric F. Brown, dated January 19, 2012 (which is incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 1, 2012)

(d)(1)(xxvii)	ViVu, Inc. 2008 Equity Incentive Plan, as amended (which are incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (Registration No. 333-177763) filed with the Commission on November 4, 2011)

(d)(1)(xxiii)	Form of Performance Share Agreement for Officers (which is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on August 1, 2012)

(d)(1)(xxix)	Form of Performance Share Agreement for Non-Officers (which is incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Commission on August 1, 2012)

(d)(1)(xxx)	Form of Restricted Stock Unit Agreement for Officers (which is incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Commission on August 1, 2012)

(d)(1)(xxxi)	Form of Restricted Stock Unit Agreement for Non-Officers (which is incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Commission on August 1, 2012)

(d)(1)(xxxii)	Form of Stock Option Agreement for Officers (which is incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the Commission on August 1, 2012)

(d)(1)(xxxiii)	Form of Stock Option Agreement for Non-Officers (which is incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the Commission on August 1, 2012)

(d)(1)(xxxiv)	Offer Letter with Kevin T. Parker, dated July 22, 2013

(d)(1)(xxxv)	Separation Agreement and Release, dated July 22, 2013, by and between Andrew Miller and the Company (which is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on July 23, 2013)

(g)	Not applicable

(h)	Not applicable

**	To be filed by amendment.